Exhibit (a)(1)(ii)

EMAIL TO ALL ELIGIBLE PARTICIPANTS FROM GENE KINNEY, PH.D., PROTHENA’S CHIEF EXECUTIVE OFFICER, DATED NOVEMBER 9, 2020

To:	Eligible Prothena Participants
From:	OptionExchange@prothena.com, on behalf of Gene Kinney, Ph.D., President and Chief Executive Officer
Date:	November 9, 2020
Re:	Prothena’s Option Exchange Program

We are pleased to announce that Prothena is launching an important compensation program for Prothena employees and non-employee directors with eligible options. As you know, we have experienced a decline in our share price in recent years. We realize that many of you have options that are significantly out-of-the-money or “underwater” (meaning that the exercise price is well above the current share price). Management and the Board have, at length, considered how to better align our employee and shareholder interests for long term shareholder return.

After careful consideration, we have decided to implement a “value for value” option exchange program. The basic idea of the program is to enable employees and non-employee directors to exchange their eligible out-of-the-money options for a new option grant at the current fair market value. It is intended that the new option will have approximately the same value as the out-of-the-money option.

Eligible options remain outstanding and contribute to what is called our “overhang” until such time as they expire or are otherwise cancelled. Although eligible options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain an expense on our financial statements with the potential to dilute shareholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value, unless they are surrendered or cancelled. We believe that the replacement options will be more likely to be exercised, which would reduce our overhang. Further, surrendered eligible options will be cancelled and returned to the pool of shares reserved for future grant under the 2018 Long Term Incentive Plan.

The program, which is entirely voluntary, allows participants to exchange options that were granted prior to April 23, 2018, with exercise prices equal to or greater than $17.63 for new “replacement” options with exercise prices equal to the per share closing trading price of our ordinary shares on the grant date. Replacement options will be subject to a new initial one-year vesting period from the date of grant – a “cliff” vesting date. Upon the cliff vesting date, the portion of the replacement option corresponding to the portion of the surrendered option that would have been vested as of the cliff vesting date will vest, and any remaining unvested portion of the replacement option will vest on the same monthly schedule that previously applied to the surrendered eligible option (i.e., in substantially equal installments on the remaining original vesting dates).

Please note, as described more fully in the option exchange program materials, Prothena does have the right to terminate or amend this Offer for a variety of reasons, including any increase or decrease of greater than 33% of the market price of our ordinary shares that occurs during the pendency of the option exchange.

Soon you will receive a more detailed email from Infinite Equity (info@mail.infiniteequity.com) with information that explains the option exchange program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate. You will also receive an invitation to a virtual town hall, where the option exchange program will be discussed in more detail. Please review all materials carefully, including those filed with the Securities and Exchange Commission, and weigh your decision with care.

NO PROTHENA EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION-MAKING PROCESS.

For those residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Prothena makes no representations regarding the financial or tax consequences of your participation in this offer.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please email OptionExchange@prothena.com.

My best,

Gene